Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 23, 2026

The undersigned shareholder of AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders (the “Meeting”) and the Proxy Statement, each dated February 2, 2026, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on February 23, 2026 at 9:00 a.m. ET, at 630 Business Village Block B, Port Saeed Deira, Dubai, the United Arab Emirates, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/AHMA2026, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no specification is made below and/or upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the Meeting is appointed as proxy, this proxy will be voted FOR the following proposals:

1.	The Adoption of the Second Amended and Restated Memorandum and Articles of Association

2.	The Share Consolidation

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received no later than 48 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this

proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this proxy card promptly using the enclosed envelope.

Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1

By way of a special resolution:

That the amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in the entirety and the substitution in their place of the second amended and restated memorandum and articles of association in the form attached as Appendix A of the notice of the 2026 annual general meeting of shareholders of the Company, reflecting, among other things, (i) a change of voting power of the Class B ordinary shares of par value of US$0.0000001 each, from fifteen (15) votes for each Class B ordinary share to thirty (30) votes for each Class B ordinary share, and (ii) a reduction in the notice period required to convene a general meeting of the Company from 10 calendar days to 5 calendar days.

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	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 2

By way of an ordinary resolution:

That conditional upon the approval of the board of directors in its sole discretion within the period of one (1) calendar year from the date of the 2026 annual general meeting of shareholders of the Company, on the date when the closing market price per Class A ordinary share of the Company is less than US$1.00, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, each two hundred (200), or such lesser whole share amount as the board of directors may determine in its sole discretion, such amount not to be less than two (2), ordinary shares of a par value of US$0.0000001 each be consolidated into 1 (one) ordinary share of the Company, with such consolidated shares having the same rights, privileges and restrictions (save as to par value) as the existing shares of such class as set out in the memorandum and articles of association of the Company in effect at the relevant time.

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This proxy card must be signed by the person registered in the register of members at the close of business on January 28, 2026, ET. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity.

Share Owner signs here	Co-Owner signs here

Date: